March 22, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street NE
Washington, DC 20002
Attn: Yong Kim

Re:	RedEnvelope, Inc.
Form 10-K for the Fiscal Year Ended April 3, 2005
Filed July 19, 2005
File No. 0-50387
Ladies and Gentlemen:
     This letter is in response to William Choi’s letter dated March 9, 2006, which sets forth the staff’s comments regarding the RedEnvelope, Inc. Form 10-K for the fiscal year ended April 3, 2005 (the “Form 10-K”). For your convenience, we have included the staff’s comments in italics before each of our responses.
Form 10-K for the Fiscal Year Ended April 3, 2005
Financial Statements, page 37
Note 12 – Quarterly Financial Information (Unaudited), page 54
1.	We note your disclosure on page 16 that the fourth quarter adjustment represents a correction of an error. Please provide us your materiality assessment and explain to us in detail why the error correction should not be reported as a prior adjustment in accordance with APB 20. Please refer to SAB Topic 1:M. In future filings please disclose both the nature and amount of any fourth quarter adjustments which are material to the results of the quarter. See Item 302(a)(3) of Regulation S-X.

In response to the staff’s comment, RedEnvelope, Inc. (the “company” or “we”) respectfully informs the Securities and Exchange Commission (the “Commission”) that, prior to filing the Form 10-K, we performed a materiality assessment, considering both quantitative and qualitative factors, and determined that the error was not quantitatively and qualitatively material to any prior fiscal year or quarter and concluded that the error correction did not need to be reported as a prior adjustment in accordance with APB 20. We have provided the Commission supplementally our materiality assessment memorandum dated July 9, 2005, which provides further background on the details supporting our materiality assessment and conclusion. Prior to filing the Form 10-K, this memorandum was presented to and discussed with the company’s Audit Committee and Deloitte & Touche LLP, in connection with their review of the Form 10-K.

We respectfully confirm to the Commission that we will disclose in future filings both the nature and amount of any fourth quarter adjustments that are material to the results of the quarter in accordance with Item 302(a)(3) of Regulation S-K.
Controls and Procedures, page 55
2.	In future filings please revise your disclosure regarding significant changes in your internal control over financial reporting to address changes that occurred during the last fiscal quarter as opposed to changes since the date of the evaluation. Refer to Item 308(c) of Regulation S-K.

We respectfully inform the Commission that we will revise our disclosure regarding significant changes in our internal control over financial reporting in future filings to address changes that occurred during the last fiscal quarter in accordance with Item 308(c) of Regulation S-K, as opposed to changes since the date of the evaluation.

March 22, 2006
Exhibits 31.1 and 31.2
3.	Please confirm to us that the inclusion of the titles of the Chief Executive Officer and Chief Financial Officer in the introductory paragraphs was not intended to limit the capacity in which such individuals provided the certifications. In future filings please omit the titles in the introductory paragraph to conform to the format provided in Item 601(b)(31)(i) of Regulation S-K. Also refer to Question 11 of the Staff’s Frequently Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November 2002 and available on our website at www.sec.gov.

In response to the staff’s comment, we confirm that the inclusion of the titles of the Chief Executive Officer and Chief Financial Officer in the introductory paragraphs was not intended to limit the capacity in which such individuals provided the certifications. We respectfully inform the Commission that, in the future, we will omit the titles in the introductory paragraph of Exhibits 31.1 and 31.2 to conform to the format provided in Item 601(b)(31)(i) of Regulation S-K.
4.	In future filings please omit “annual” from paragraphs 2-4. Refer to Item 601(b)(31)(i) of Regulation S-K.

We respectfully inform the Commission that in future filings we will omit “annual” from paragraphs 2-4 of Exhibits 31.1 and 31.2 to conform to the format provided in Item 601(b)(31)(i) of Regulation S-K.
Further, in response to the staff’s request, the company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (415) 512-6194 if you have any questions regarding our responses to the staff’s comments.

Sincerely,

/s/ Polly Boe

Ms. Polly Boe
Chief Financial Officer
RedEnvelope, Inc.
Cc:     Mr. William Choi, Branch Chief